SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES
AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo
Cablevisión Holding S.A.
Tacuarí 1842, 4th. Floor

(1139) Buenos Aires, Argentina

Telephone: +54 11 4309 3417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2208

April 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons GC Dominio S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 606,489,308(1)

	8.	Shared Voting Power 470,354,700(2)

	9.	Sole Dispositive Power 841,666,658(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,844,008(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(5) 63.17%

14.	Type of Reporting Person (See Instructions) HC/CO

(1) Amount consists of 606,489,308 Class D Shares (as defined below).

(2) Amount consists of 235,177,350 Class A Shares (as defined below) contributed by FTL (as defined below) and 235,177,350 Class D Shares contributed by VLG (as defined below) to the Voting Trust (as defined below).

(3) Amount consists of 841,666,658 Class D Shares.

(4) Amount consists of 841,666,658 Class D Shares and 235,177,350 Class A Shares.

(5) Calculated over 627,953,887 Class B Shares and 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person. The 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person represent 50.0000001% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons Cablevisión Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 606,489,308(1)

	8.	Shared Voting Power 470,354,700(2)

	9.	Sole Dispositive Power 841,666,658(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,844,008(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(5) 63.17%

14.	Type of Reporting Person (See Instructions) HC/CO

(1) Amount consists of 606,489,308 Class D Shares.

(2) Amount consists of 235,177,350 Class A Shares contributed by FTL and 235,177,350 Class D Shares contributed by VLG to the Voting Trust.

(3) Amount consists of 841,666,658 Class D Shares.

(4) Amount consists of 841,666,658 Class D Shares and 235,177,350 Class A Shares.

(5) Calculated over 627,953,887 Class B Shares and 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person. The 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person represent 50.0000001% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons VLG S.A.U.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 199,732,125(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 199,732,125(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,732,125(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 24.13%

14.	Type of Reporting Person (See Instructions) HC/OO

(1) Amount consists of 199,732,125 Class D Shares.

(2) Calculated over 627,953,887 Class B Shares and 199,732,125 Class D Shares beneficially owned by the Reporting Person. The 199,732,125 Class D Shares beneficially owned by the Reporting Person represent 9.27% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

Item 1.  Security and Issuer

This Amendment No.3 (the “Third Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on January 2, 2018, as amended (the “Schedule 13D”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”) of Telecom Argentina S.A. (the “Issuer” or “Telecom Argentina”), a portion of which is represented by American Depositary Shares (“ADSs”) which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. This Third Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Third Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Third Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

On April 15, 2019, CVH, VLG S.A.U. (formerly VLG Argentina LLC) (“VLG”, and together with CVH, the “CVH Parties”), FTL, FAI (FAI, together with FTL, the “Fintech Parties”), Mr. Héctor Horacio Magnetto (the “CVH Co-Trustee”), Mr. David Martínez (the “FT Co-Trustee”, and together with the CVH Co-Trustee, the “Trustees”), Mr. José Antonio Aranda and Mr. Lucio Rafael Pagliario entered into a voting trust agreement (the “Voting Trust Agreement”) in furtherance of the TEO Shareholders Agreement.

Pursuant to the Voting Trust Agreement, FTL contributed to a voting trust (the “Voting Trust”) the bare title (nuda propiedad) to 235,177,350 Class A Shares of Telecom Argentina (the “Class A Trust Shares”) and VLG contributed to the Voting Trust 235,177,350 Class D Shares of Telecom Argentina (the “Class D Trust Shares”, and together with the Class A Trust Shares, the “Trust Shares”), respectively, including, for the avoidance of doubt, the voting rights of such Class A Trust Shares and Class D Trust Shares.  FTL and VLG retained all economic rights with respect to their respective Class A Trust Shares and Class D Trust Shares contributed by each of them (each, a “Usufructo”). The Trust Shares may not be converted into Class B Shares without the consent of both Trustees.

Except in respect of any vote relating to a Veto Matter (as such term is defined in the TEO Shareholders Agreement), the CVH Co-Trustee must vote all Trust Shares on all matters presented for vote generally to Telecom Argentina stockholders, including for the avoidance of doubt, the election of the members of the Board of Directors of Telecom Argentina or other corporate bodies of Telecom Argentina (a “Stockholder Vote”) in the same manner that CVH votes its shares in Telecom Argentina or as instructed by CVH.  If any Veto Matter is the subject of a Stockholder Vote, then the FT Co-Trustee shall be entitled to vote all the Trust Shares only in the same manner that FTL votes or consents with respect to its shares in Telecom Argentina or as instructed by FTL. The appointment of the members of the Board of Directors of Telecom Argentina does not constitute a Veto Matter.

Notwithstanding the foregoing, (i) all matters presented for vote generally to Telecom Argentina stockholders at the shareholders meeting convened for April 24th, 2019 (including for the avoidance of doubt item number 14 of the agenda (Orden del Dia)), shall be voted exclusively by the CVH Co-Trustee, regardless of whether such matters are considered Veto Matters, and (ii) the CVH Co-Trustee shall have the sole power to subscribe and confirm attendance with respect to the aforementioned meeting.

The Voting Trust Agreement provides that if at any time the CVH Parties acquire, whether directly or indirectly, shares of the Issuer which result in the aggregate shares of the Issuer owned by the CVH Parties (including any Class D Trust Shares) to exceed 841,666,658 shares, a number of Class A Trust Shares (and/or Class B Shares if FTL has exercised any conversion rights) equivalent to such excess shares shall be released from the Voting Trust and delivered to FTL, and the same number of Class D Trust Shares (and/or Class B Shares if any of the CVH Parties has exercised any conversion rights) shall be released from the Voting Trust and delivered to the CVH Parties, as applicable.

The Voting Trust Agreement will terminate upon the earlier to occur of (a) June 30, 2030; (b) upon the occurrence of an anticipated termination event; or (c) by unilateral instruction of CVH delivered in writing to the Trustees.

Item 5.  Interest in Securities of the Issuer

Item (a)-(b) is hereby amended by adding the following information:

As of the date of this Third Amendment, the Reporting Persons may be deemed to have the following beneficial ownership interests in shares of the Issuer:

Holder	Beneficial Ownership	% of Class(1)	% of total capital stock(2)	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
GC Dominio(3)	1,076,844,008	63.17%	50.0000001%	606,489,308	470,354,700	(5)	841,666,658	(6)	0
CVH(4)	1,076,844,008	63.17%	50.0000001%	606,489,308	470,354,700	(5)	841,666,658	(6)	0
VLG	199,732,125	24.13%	9.27%	199,732,125	0		199,732,125		0

(1)                                 All percentages based on (i) the 627,953,887 outstanding Class B Shares of the Issuer plus (ii) the Class A Shares and Class D Shares beneficially owned by each Reporting Person.

(2)                                 Excluding treasury shares.

(3)                                 GC Dominio controls 64.25% of the votes of CVH. Consequently, GC Dominio may be deemed to beneficially own all Class D Shares beneficially owned, directly and indirectly, by CVH.

(4)                                 CVH directly owns 406,757,183 Class D Shares of the Issuer. In addition, CVH holds 100% of VLG, which directly owns 199,732,125 Class D Shares. Consequently, CVH may be deemed to beneficially own all Class D Shares of the Issuer that are directly owned by VLG.

(5)                                 The Reporting Person shares voting power over the Trust Shares with FTL.

(6)                                 The Reporting Person has dispositive power over 606,489,308 Class D Shares and is deemed to have dispositive power over the Class D Trust shares given that the Voting Trust Agreement can be terminated within sixty days by unilateral instruction of CVH delivered in writing to the Trustees.

The Reporting Persons do not hold Class B Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in item 4 above, which is incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG S.A.U. (formerly VLG Argentina LLC) (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).

99.9

Voting Trust Agreement, dated as of April 15, 2019, by and among Cablevisión Holding S.A., VLG S.A.U., Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Manuel Martínez Guzmán.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2019

CABLEVISIÓN HOLDING S.A.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman

GC Dominio S.A.

By:	/s/ Héctor Horacio Magnetto
Name:	Héctor Horacio Magnetto
Title:	Chairman

VLG S.A.U.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG S.A.U. (formerly, VLG Argentina LLC) (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).

99.9

Voting Trust Agreement, dated as of April 15, 2019, by and among Cablevisión Holding S.A., VLG S.A.U., Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Manuel Martínez Guzmán.